Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 30, 2012

To whom it may concern
Company name: Nabtesco Corporation

Name of representative:

Kazuaki Kotani, Representative Director, President and CEO

(Code: 6268, First Section, Tokyo Stock Exchange)

Contact: Kenichi Nakamura, General Manager, General Administration Department

(Tel. 03-5213-1133)

Company name: NABCO DOOR Ltd.

Name of representative:

Yuji Yokoyama, Representative Director and President

(Code: 7530, Second Section, Osaka Securities Exchange)

Contact: Yutaka Matsushita, General Manager, General Administration & Human Resources Department

(Tel. 06-6532-5841)

Notice concerning Nabtesco Corporation’s 100% Ownership of NABCO DOOR Ltd. by Share Exchange

Nabtesco Corporation (hereinafter referred to as “Nabtesco”) and NABCO DOOR Ltd. (hereinafter referred to as “NABCO DOOR”) resolved, at each of its board of directors’ meeting held today, to implement a share exchange (hereinafter referred to as “Share Exchange”) pursuant to a share exchange agreement entered into by and between Nabtesco and NABCO DOOR today (hereinafter referred to as “Share Exchange Agreement”), under which Nabtesco will become the wholly owning parent company of NABCO DOOR and NABCO DOOR will become the wholly owned subsidiary company of Nabtesco. We would like to inform you of the details as follows.

The Share Exchange is scheduled to be implemented with August 1, 2012 as the effective date, as a “simple share exchange” for which the approval at Nabtesco’s general meeting of shareholders is not required pursuant to Paragraph 3 of Article 796 of the Companies Act, and subject to the approval concerning the Share Exchange Agreement by a resolution at NABCO DOOR’s general meeting of shareholders to be held on June 27, 2012.

Prior to the effective date (scheduled on August 1, 2012) of the Share Exchange, NABCO DOOR’s ordinary shares are scheduled to be delisted from the Second Section of the Osaka Securities Exchange (hereinafter referred to as “OSE”) as of July 27, 2012.

I-1-1

1. Purpose of subsidiary acquisition by Share Exchange

As “Global Challenge: Advance to the Next Stage,” Nabtesco announced, in May 2011, a 3-year medium-term business plan (from April 2011 to March 2014) aimed at further advance in the overseas market. Prior to this, from July 2010, Nabtesco’s Accessibility Innovations Company, the main business of which is the manufacture and sales of automatic doors, has been working with further enhancement of its domestic business base and expansion of its global business as its business policies.

As a part of such policies, in April 2011, Nabtesco acquired Gilgen Door Systems, a Swiss business company handling automatic doors, and significantly expanded its business scale and at the same time, constructed a 4-market framework in Japan, Europe, North America and China. Since then up to today, it has been aiming for further expansion of its overseas business with growth potential and has been enhancing its competitiveness in the oligopolizing global market.

In the domestic market, Nabtesco’s Accessibility Innovations Company forms the Nabco Group together with 3 major distributors, NABCO DOOR, Nabco Systems Co., Ltd. and Orient Industries, Co., Ltd., and together, owns more than a majority of the market share in the domestic market. The domestic market is the foundation of business for Accessibility Innovations Company and continues to be prominently positioned.

NABCO DOOR, established as Nabtesco’s sales and construction company in the west Japan region, went public on the stock exchange in 1996 aimed at expanding its business credit. Based on “safety, security and comfort,” NABCO DOOR, making it its mission to contribute to society with the basic philosophy of providing the world with products and services offering satisfaction to the customers, has been working on sales and maintenance services under the theme of “creation of a comfortable environment where one can live at ease” and “coexistence with the natural environment” in consideration of the global environment.

As a result, NABCO DOOR has become a distributor accounting for approximately 40% of domestic sales of automatic doors in the Nabco Group.

However, the Lehman Shock in September 2008 and the economic downturn thereafter created awareness that the Japanese automatic door market environment was undergoing the following significant changes over a long period of time.

•

Decline in growth potential, shift from quantity to quality and demand for barrier-free environment in consideration of disadvantaged people, associated with declining birthrate, the aging population and gradual decrease in the working population.

•

From simple opening and closing functions to attachment of high value-added functions such as environmental improvement for decreasing unnecessary opening and closing, energy-conservation (ecological) and aperture information gathering.

•	Shift from product oriented operations such as new installations to value chain operations such as maintenance, services and renovation.

Based on such changes in market structure, perceptive and swift grasp of the underlying needs of new markets and the provision of value-added products and services fitting such needs are the keys to enhancing competitiveness and expanding the business domestically in the future. In order to do so, it is necessary for those composing the value chain to work together and efficiently, more than ever, for understanding the market needs and for developing and providing products and high-quality services.

As a result of discussions held between the two companies based on such viewpoints, we agreed that it is necessary to shift from a collaborative relation, that of manufacturer and distributor, to a single capital tie, to take a unified approach towards the value chain and to achieve a prompt decision-making and improvement of the ability of execution, by making NABCO DOOR a wholly owned subsidiary of Nabtesco.

By the Share Exchange, Nabtesco will aim at constructing an efficient management with unified development, provision and sales of high value-added products and high-level services meeting the underlying needs of the market and improving the corporate values of both companies. By developing the results of such management into collaboration with the other two major distributors, we will aim at enforcing and expanding the business of the Nabco Group as a whole and at meeting the expectations of Nabtesco’s shareholders including NABCO DOOR’s shareholders who will be possessing Nabtesco shares.

2. Outline of Share Exchange

(1) Schedule for Share Exchange

Ordinary general meeting of shareholders record date (NABCO DOOR)	March 31, 2012

Date of board of directors’ resolution concerning execution of Share Exchange Agreement (both companies)	May 30, 2012

Date of designation as securities under supervision (confirmation) (NABCO DOOR)	May 30, 2012

Date of execution of Share Exchange Agreement (both companies)	May 30, 2012

Ordinary general meeting of shareholders (NABCO DOOR)	June 27, 2012 (scheduled)

Date of designation as securities to be delisted (NABCO DOOR)	June 27, 2012 (scheduled)

Final trading date (NABCO DOOR)	July 26, 2012 (scheduled)

Date of delisting (NABCO DOOR)	July 27, 2012 (scheduled)

Scheduled date of Share Exchange (effective date)	August 1, 2012 (scheduled)

(note 1)	Pursuant the “simple share exchange” procedures provided in Paragraph 3 of Article 796 of the Companies Act, Nabtesco intends to implement the Share Exchange without obtaining the approval of Nabtesco’s general meeting of shareholders concerning the Share Exchange Agreement.

(note 2)	The above schedule may be modified based on agreement between the two companies in the event that it is necessary, depending on the progress of procedures for Share Exchange, etc.

(2) Method of Share Exchange

Nabtesco will become the wholly owning parent company of NABCO DOOR and NABCO DOOR will become the wholly owned subsidiary company of Nabtesco. Pursuant the “simple share exchange” procedures provided in Paragraph 3 of Article 796 of the Companies Act, Nabtesco intends to implement the Share Exchange without obtaining the approval of Nabtesco’s general meeting of shareholders concerning the Share Exchange Agreement. NABCO DOOR intends to implement the Share Exchange upon obtaining the approval by resolution of NABCO DOOR’s ordinary general meeting of shareholders scheduled to be held on June 27, 2012.

(3) Details of allocation concerning Share Exchange

Company name	Nabtesco (wholly owning parent company)	NABCO DOOR (wholly owned subsidiary company)
Details of allocation concerning Share Exchange	1	0.6
Number of shares to be delivered due to Share Exchange	Nabtesco ordinary shares : 1,053,762 shares (scheduled)

(note 1)	Rate of share allocation

0.6 Nabtesco ordinary shares will be delivered by allocation for each one (1) NABCO DOOR ordinary share; provided, however, no shares will be allocated under the Share Exchange for the 3,041,000 NABCO DOOR ordinary shares owned by Nabtesco (as of May 30, 2012).

(note 2)	Number of shares to be delivered in Share Exchange

In the Share Exchange, Nabtesco is scheduled to newly issue 1,053,762 ordinary shares of Nabtesco and to allocate them to the shareholders (not including Nabtesco) of NABCO DOOR as of the time (hereinafter referred to as “Base Time”) immediately prior to Nabtesco’s acquisition of all of NABCO DOOR’s issued shares (not including NABCO DOOR’s ordinary shares owned by Nabtesco) as a result of the Share Exchange. Based on resolution at the board of directors’ meeting to be held by the day before the effective date of the Share Exchange, NABCO DOOR is scheduled to cancel, by the Base Time, all of its treasury shares (including treasury shares to be acquired by NABCO DOOR by purchasing shares concerning demands by dissenting shareholders for share purchase, to be exercised concerning the Share Exchange) that it will be owning by the Base Time. The number of shares issued and allocated in the Share Exchange may be changed due mainly to the cancellation of treasury stock by NABCO DOOR.

(note 3)	Handling of shares less than one unit

Shareholders of NABCO DOOR who will be possessing less than one unit of Nabtesco shares (less than 100 shares) may apply the following system concerning Nabtesco’s ordinary shares. Shares less than one unit may not be sold in the stock market.

(1)   Buyback system for shares less than one unit (sell off of shares less than one hundred (100) shares)

Pursuant to Paragraph 1 of Article 192 of the Companies Act, shareholders possessing less than one unit of Nabtesco shares may demand Nabtesco to purchase shares less than one unit possessed by such shareholders.

(2)   Purchasing system for shares less than one unit (purchasing shares to add up to one hundred (100) shares)

Pursuant to Paragraph 1 of Article 194 of the Companies Act and Articles of Incorporation of Nabtesco, shareholders possessing less than one unit of Nabtesco shares may demand Nabtesco to sell to them ordinary shares to add up to one unit share (one hundred (100) shares) together with shares less than one unit that they possess.

(note 4)	Treatment of fractional shares

With respect to present shareholders of NABCO DOOR who will be allocated fractional Nabtesco ordinary shares less than one (1) share as a result of the Share Exchange, the number of Nabtesco shares equivalent to the total sum of such fractions (fractions less than one (1) share in such total shall be rounded off) shall be sold off and the proceeds from the sell off shall be provided to the said shareholders according to such fractions, in accordance with Article 234 of the Companies Act and other associated laws and regulations.

(4) Handling of share warrants and bonds with share warrants associated with the Share Exchange

NABCO DOOR has not issued any share warrants or bonds with share warrants.

3. Calculation Basis, etc. concerning allocation under the Share Exchange

(1)	Basis for calculation

In order to secure the fairness of the share exchange ratio in the Share Exchange, each company decided to individually request the calculation of the share exchange ratio to an independent, third party valuation organization. For this purpose, Nabtesco appointed Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) and NABCO DOOR appointed SMBC Nikko Securities Inc. (hereinafter referred to as “SMBC Nikko Securities”) as each of their third party valuation organizations concerning the calculation of the share exchange ratio.

With respect to Nabtesco, Nomura Securities conducted calculations based on the average market price method (with May 29, 2012, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the one-week period from May 23 to the base date of calculation, the average closing price during the three-month period from March 1, 2012 to the base date of calculation, and the average closing price during the six-month period from November 30, 2011 to the base date of calculation) on grounds that it is listed on the Tokyo Stock Exchange (hereinafter referred to as “TSE”) and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with Nabtesco and analogical reasoning is possible by comparing similar companies, in addition to the discounted cash flow method (hereinafter referred to as “DCF Method”) in order to reflect the situation of future business activities in valuation. No significant increase or decrease in profit is expected in Nabtesco’s future profit plan on which calculation by the DCF Method is assumed.

With respect to NABCO DOOR, calculations were conducted based on the average market price method (with May 29, 2012, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the one-week period from May 23 to the base date of calculation, the average closing price during the one-month period from May 1, 2012 to the base date of calculation, the average closing price during the three-month period from March 1, 2012 to the base date of calculation and the average closing price during the six-month period from November 30, 2011 to the base date of calculation) on grounds that it is listed on the OSE and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with NABCO DOOR and analogical reasoning is possible by comparing similar companies, in addition to the DCF Method in order to reflect the situation of future business activities in valuation. No significant increase or decrease in profit is expected in NABCO DOOR’s future profit plan on which calculation by the DCF Method is assumed.

The results of calculation based on each of the calculation methods assuming that the equity price per one (1) Nabtesco share is 1, are as follows.

Method adopted	Results of calculation of share exchange ratio
Average market price method	0.48~0.51
Comparable multiple valuation method	0.39~0.82
DCF Method	0.51~0.86

In calculating the share exchange ratio, Nomura Securities used information provided by the two companies and information, etc. available to the public on the assumption that such information are all accurate and complete, and did not conduct independent verification on the accuracy and completeness of such information. Further, Nomura Securities did not conduct independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of Nabtesco, NABCO DOOR or their affiliates, as well as analysis and valuation of individual assets and liabilities, and did not request a third party institution to conduct such assessment or appraisal as well. Nomura Securities’ calculation of the share exchange ratio reflects information and financial conditions as of May 29, 2012, and the financial forecasts of Nabtesco and NABCO DOOR are on assumption that they have been reasonably considered or prepared based on optimal forecasts and judgments that can be presently obtained from Nabtesco and NABCO DOOR.

On the other hand, SMBC Nikko Securities conducted calculations with respect to Nabtesco based on the market price method (calculated with May 29, 2012 as the base date of calculation, based on the average closing price during the one-month and three-month periods before the base date of calculation) on grounds that it is listed on the TSE and there exist market prices, and the DCF Method in order to reflect the situation of future business activities in valuation. No significant increase or decrease in profit is expected in Nabtesco’s future profit plan on which calculation by the DCF Method is assumed.

With respect to NABCO DOOR, calculations were conducted based on the market price method (calculated with May 29, 2012 as the base date of calculation, based on the average closing price during the one-month and three-month periods before the base date of calculation) on grounds that it is listed on the OSE and there exist market prices, in addition to the DCF Method in order to reflect the situation of future business activities in valuation. No significant increase or decrease in profit is expected in NABCO DOOR’s future profit plan on which calculation by the DCF Method is assumed.

The results of calculation based on each of the calculation methods assuming that the equity price per one (1) Nabtesco share is 1, are as follows.

Method adopted	Results of calculation of share exchange ratio
Market price method	0.49~0.50
DCF Method	0.52~0.67

In calculating the share exchange ratio, SMBC Nikko Securities used information provided by the two companies and information available to the public on the assumption that such information are all accurate and complete, and did not conduct independent verification on the accuracy and completeness of such information. Further, SMBC Nikko Securities did not conduct independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of the two companies or their affiliates, as well as analysis and valuation of individual assets and liabilities, and did not request a third party institution to conduct such assessment or appraisal as well. The financial forecasts of both companies are on assumption that they have been reasonably prepared based on optimal forecasts and judgments that can be presently obtained from the management teams of both companies.

Further, SMBC Nikko Securities’ calculation of the share exchange ratio reflects information and financial conditions as of May 29, 2012. The results of SMBC Nikko Securities’ calculation of the share exchange ratio are not expressions of opinion concerning the fairness of the share exchange ratio in the Share Exchange.

(2)	Background to calculation

Nabtesco and NABCO DOOR each carefully considered the results of analysis and advice concerning the share exchange ratio received from the third party valuation organizations and considered the financial conditions, trends of performance and trends of share values, etc. of both companies. Based on such consideration, negotiations and discussions were held between the two companies in good faith. As a result, the two companies, judging the share exchange ratio indicated in the above Section 2. (3) appropriate and in the interest of both companies, determined the share exchange ratio at both companies’ board of directors’ meetings held on May 30, 2012, and executed the Share Exchange Agreement between the two companies on the same day.

In the event of significant changes in the various conditions serving as the basis of calculation, the share exchange ratio may possibly be subject to change upon discussion between the two companies.

(3)	Relationship with valuation organizations

Both Nomura Securities and SMBC Nikko Securities are valuation organizations independent from Nabtesco and NABCO DOOR and are not related parties of Nabtesco and NABCO DOOR, and there is no significant interest that should be noted in association with the Share Exchange.

(4)	Prospect and reason for delisting

Due to the Share Exchange, Nabtesco will become the wholly owning parent company of NABCO DOOR as of August 1, 2012, the effective date, and the ordinary shares of NABCO DOOR which will become a wholly owned subsidiary is scheduled to be delisted as of July 27, 2012 (the final trading date will be July 26, 2012) according to the OSE’s delisting standard. After delisting, it will not be possible to trade NABCO DOOR ordinary shares in the OSE. However, NABCO DOOR’s ordinary shareholders, excluding Nabtesco, shall be allocated Nabtesco’s ordinary shares as indicated in Section 2. (3) above in accordance with the Share Exchange Agreement.

The purpose of the Share Exchange is as indicated in Section 1. above. As a result of the Share Exchange, ordinary shares of NABCO DOOR are scheduled to be delisted. Even after NABCO DOOR’s ordinary shares are delisted, because Nabtesco’s ordinary shares to be delivered as consideration for the Share Exchange are listed in the TSE, some shareholders who possess not less than 167 ordinary shares of NABCO DOOR and are allocated not less than one unit, that is one hundred (100) shares, of Nabtesco’s ordinary shares due to the Share Exchange, may possibly be allocated less than one unit share corresponding to the number of shares possessed. However, it will be possible to continue transactions of shares of one or more units in the stock market and we believe that share liquidity will be maintained.

However, shareholders possessing less than 167 NABCO DOOR ordinary shares shall be allocated less than one unit of Nabtesco ordinary shares.

Although shares less than one unit cannot be sold in the exchange market, based on the shareholder’s request, the buyback system or purchasing system may be applied. Please refer to (note 3) of Section 2. (3) above with respect to the details concerning these systems.

Please refer to (note 4) of Section 2. (3) above with respect to the details concerning the handling of fractional shares accruing.

NABCO DOOR’s ordinary shareholders may trade NABCO DOOR ordinary shares that they possess in the OSE as usual until July 26, 2012 (scheduled) and may also exercise legitimate rights set forth in the Companies Act and other relevant laws and regulations.

(5)	Measures to ensure fairness

Since Nabtesco already possesses 63.35% of the total outstanding shares of NABCO DOOR, it was determined necessary to ensure the fairness in considering the Share Exchange.

Thus, from the viewpoint of ensuring the fairness of the share exchange ratio in the Share Exchange, as indicated in Section 3. (1) above, each of the two companies requested an independent, third party valuation organization to conduct calculation of the share exchange ratio in implementing the Share Exchange. Using the results of such calculations as reference, the two companies held negotiations and discussions in good faith and resolved, at each of their board of directors’ meetings held on May 30, 2012, to conduct the Share Exchange based on the agreed share exchange ratio indicated above.

Neither Nabtesco nor NABCO DOOR has obtained fairness opinion concerning the share exchange ratios from each of the third party valuation organizations.

In addition, Nabtesco appointed Momo-o, Matsuo and Namba and NABCO DOOR appointed Nakamura, Hirai and Tanabe as the legal advisors in the Share Exchange, from which the companies are receiving advice, from a legal standpoint, with respect to the board of directors’ decision making method and process, etc. in addition to various procedures in the Share Exchange.

(6)	Measures for avoiding conflict of interest

Because NABCO DOOR is a consolidated subsidiary of Nabtesco, in order to avoid conflict of interest, the following measures have been taken.

Because, of NABCO DOOR’s directors, representative director and president, Mr. Yuzo Yokoyama concurrently serves as an executive officer at Nabtesco, he has not participated in deliberations and resolutions on the Share Exchange at NABCO DOOR’s board of directors’ meetings and has not participated in discussions and negotiations with Nabtesco concerning the Share Exchange from his position at NABCO DOOR. Of NABCO DOOR’s auditors, because outside corporate auditors Mr. Masahiko Yamada and Mr. Goro Hashimoto also serve as Nabtesco’s outside corporate auditor and employee respectively, they have not participated in deliberations at NABCO DOOR’s board of directors’ meetings concerning the Share Exchange and have not expressed any opinions in any way.

Agendas concerning the Share Exchange at NABCO DOOR’s board of directors’ meetings have been approved unanimously by the four of the five directors of NABCO DOOR excluding Mr. Yuji Yokoyama indicated above, and of the three auditors of NABCO DOOR, one auditor excluding Mr. Masahiko Yamada and Mr. Goro Hashimoto indicated above, participated and has also expressed that he does not object to the Share Exchange.

4. Outline of the companies involved in the Share Exchange (as of March 31, 2012)

	Wholly owning parent company	Wholly owned subsidiary company
(1) Name	Nabtesco Corporation	NABCO DOOR Ltd.

(2) Address	7-9 Hirakawa-cho 2-chome, Chiyoda-ku, Tokyo	12-22 Nishi-Honmachi 1-chome, Nishi-ku, Osaka-shi, Osaka

(3) Title and name of representative	Kazuaki Kotani Representative Director, President and CEO	Yuji Yokoyama Representative Director and President

(4) Details of business	Manufacture and sales of precision equipment, transportation equipment, aircraft equipment, hydraulic equipment, automatic doors, packaging machines, etc.	Sales and construction of various types of automatic doors, metal and glass fittings and disaster-prevention systems for buildings, maintenance and repair of the above products, maintenance and repair of mechanical multilevel parking devices

(5) Capital	JPY10,000 million	JPY848 million

(6) Date of foundation	September 29, 2003	April 28, 1962

(7) Number of issued shares	127,212,607 shares	4,800,000 shares

(8) Fiscal year end	March 31	March 31

(9) Number of employees	(consolidated) 4,995	(non-consolidated) 330

(10) Main customers	Fanuc Corporation, Komatsu Ltd., Kawasaki Heavy Industries, Ltd., Japan Railway Companies	LIXIL Corporation, Takenaka Corporation, YKK AP Inc.

(11) Main financing banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, The Yamaguchi Bank, Ltd., The Iyo Bank, Ltd., Ogaki Kyoritsu Bank, Ltd., Hyakugo Bank, Ltd.	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation

(12) Major shareholders and shareholding ratio

Kobe Steel, Ltd.

Japan Trustee Services Bank, Ltd.

The Master Trust Bank of Japan, Ltd.

State Street Bank and Trust Company

JP Morgan Chase Bank 380055

Central Japan Railway Company

Teijin Limited

RBC Dexia Investors Services Trust, London Client Account

Taiyo Fund, L.P.

Harmonic Drive Systems Inc.

11.87% 7.98% 6.00% 4.95% 4.21% 4.06% 3.51% 2.90% 2.60% 2.57%

Nabtesco Corporation

NABCO DOOR Employee Shareholding Association

Mizuho Bank, Ltd.

Himeji Nabco Co., Ltd.

Shingo Ito

Toyo Koda

Sumitomo Mitsui Banking Corporation

Kotoe Katayama

Nippon Life Insurance Company

Mitsui Sumitomo Insurance Company, Limited

63.35% 1.87% 1.45% 1.2% 1.16% 0.92% 0.87% 0.84% 0.83% 0.62%

(13) Relationship between the parties

Capital Ties	Nabtesco possesses 3,041,000 of the total outstanding shares of NABCO DOOR (4,800,000), equivalent to 63.35%.

Personal relationship	One outside corporate auditor of Nabtesco concurrently serves as an outside corporate auditor of NABCO DOOR. One executive officer of Nabtesco assumes the position of NABCO DOOR’s representative director and president, and one employee of Nabtesco assumes the position of NABCO DOOR’s outside corporate auditor. In addition, two employees of Nabtesco have been dispatched to NABCO DOOR.

Business relationship

NABCO DOOR purchases automatic doors from Nabtesco. The amount of such purchase accounts for approximately 50% of the total purchase amount in the most recent fiscal year (March 2012).

Further, fund transactions are being conducted based on the Cash Pool System Agreement.

Situation applicable to related parties	NABCO DOOR is a consolidated subsidiary of Nabtesco, and Nabtesco and NABCO DOOR are mutually related parties.

(14) Results of operations and financial conditions for the most recent 3 year terms

Fiscal Term	Nabtesco (consolidated)			NABCO DOOR (non-consolidated)
	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012

Net assets	85,167	96,531	107,466	6,915	7,084	7,305

Total assets	149,480	180,729	208,092	9,786	9,698	10,394

Shareholder’s equity per share (JPY)	628.29	713.77	784.12	1,441.20	1,476.83	1,522.93

Net Sales	126,249	169,303	198,527	10,036	10,168	10,618

Operating income	7,964	20,212	22,858	550	582	695

Ordinary income	9,337	22,365	24,656	555	591	692

Net income	4,017	13,387	14,756	256	315	374

Net income per share(JPY)	31.70	105.91	116.74	53.35	65.78	78.07

Dividends per share(JPY)	9.00	25.00	34.00	30.00	30.00	40.00

(unit: JPY million, unless otherwise specified)

5. Situation after Share Exchange

Wholly owning parent company
(1) Name	Nabtesco Corporation

(2) Address	7-9 Hirakawa-cho 2-chome, Chiyoda-ku, Tokyo

(3) Title and name of representative	Kazuaki Kotani Representative Director, President and CEO

(4) Details of business	Manufacture and sales of precision equipment, transportation equipment, aircraft equipment, hydraulic equipment, automatic doors, packaging machines, etc.

(5) Capital	JPY10,000million

(6) Fiscal year end	End of March

(7) Net assets	Has not been determined yet.

(8) Total assets	Has not been determined yet.

6. Outline of accounting process

Of transactions of entities under common control, etc., the Share Exchange shall fall under transaction with minority shareholders and negative goodwill is expected to accrue. However, the amount of negative goodwill to accrue has not been determined yet as of this point.

7. Future prospects

Because NABCO DOOR is already a consolidated subsidiary company of Nabtesco, the Share Exchange is expected to have minimal effects on the business results of Nabtesco and NABCO DOOR.

8. Matters concerning transactions, etc. with controlling shareholder

Because Nabtesco is the controlling shareholder possessing 63.35% of the total outstanding shares of NABCO DOOR, to NABCO DOOR the Share Exchange will be a transaction etc. with the controlling shareholder.

The “Policy concerning measures for protecting minority shareholders when conducting transactions, etc. with the controlling shareholder” indicated by NABCO DOOR in its corporate governance report disclosed on July 1, 2011 is as follows.

“The parent company, Nabtesco Corporation, is a manufacturer of automatic doors for buildings, and our company is its distributing company. Our company executed an exclusive distributor agreement with Nabtesco and based on this agreement, our company purchases products from Nabtesco. The amount of goods purchased accounts for approximately 50% of our company’s total amount of goods purchased, but the terms of business are the same as in business with ordinary suppliers. Our company will form our management policies and business strategies, etc. independently in accordance with the consolidated management policies of the Nabtesco Group, and at the same time, maintain independency such as by setting forth regulations on responsibility and authority in order to clarify authority.”

With respect to this point, we understand that NABCO DOOR is in no situation in which it is prevented by the parent company Nabtesco and its group companies from free business activities and that a certain degree of independency is maintained. Further, NABCO DOOR conducts transactions with Nabtesco and its group companies based on the same standards as in transactions with other companies, and NABCO DOOR will not be under any restriction due to capital ties.

In the Share Exchange as well, NABCO DOOR will work to maintain its management independent from Nabtesco. Further, as indicated in Section 3. (5) and (6) above, NABCO DOOR shall determine the share exchange ratio in the Share Exchange and shall conduct the Share Exchange upon securing fairness and taking measures to avoid conflict of interest. Therefore, the Share Exchange is believed to comply with NABCO DOOR’s “Policy concerning measures for protecting minority shareholders when conducting transactions, etc. with the controlling shareholder” indicated above.

In considering the Share Exchange, NABCO DOOR has received a written opinion dated May 29, 2012 from Nakamura, Hirai and Tanabe, which is NABCO DOOR’s legal advisor concerning the Share Exchange and is not an interested party of Nabtesco the controlling shareholder, that the decision to conduct the Share Exchange is not disadvantageous to NABCO DOOR’s minority shareholders, in consideration of the points that there are no irrational points in particular in the purpose of the Share Exchange from the viewpoint of protecting minority shareholders, and that procedures for the Share Exchange by passing the board of directors’ resolution upon referring to the results of calculation of the share exchange ratio by SMBC Nikko Securities, a third party valuation organization independent from Nabtesco and NABCO DOOR, taking measures to avoid conflict of interest and holding discussions and negotiations with Nabtesco are, in general, fair and appropriate.

(Reference)

Forecast of consolidated operating results for this term and consolidated operating results for previous term

Nabtesco (The forecast of consolidated operating results has been announced on May 10, 2012)

(unit: JPY million)

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Forecast of consolidated operating results (March 2013)	210,000	24,200	26,100	16,800
Consolidated operating results (March 2012)	198,527	22,858	24,656	14,756

NABCO DOOR (The forecast of operating results has been announced on May 10, 2012)

(unit: JPY million)

	Net sales	Operating income	Ordinary income	Net income
Forecast of operating results (March 2013)	11,000	800	800	450
Operating results (March 2012)	10,618	695	692	374